Exhibit 99.1

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 30, 2014.
SECOND QUARTER HIGHLIGHTS

•	On June 9, 2014, the Company completed an issuance of $1.0 billion of senior unsecured notes and received net proceeds of $988 million.

•
On April 4, 2014, the Company and its joint venture partner, Barrick Gold Corporation, completed the sale of their respective interests in the Marigold mine to Silver Standard Resources Inc. Total consideration received was $267 million in cash, after closing adjustments (Goldcorp's share – $184 million).

•	Key consolidated financial information:

◦
Net earnings attributable to shareholders of Goldcorp, including discontinued operation, of $181 million ($0.22 per share), compared with a net loss, including discontinued operation, of $(1,934) million ($(2.38) per share) in 2013.

◦	Operating cash flows, including discontinued operation, of $275 million, compared with $80 million in 2013.

◦	Dividends paid of $122 million, compared to $121 million in 2013.

◦	$3.3 billion of liquidity, of which $863 million is intended to be used in August 2014 to repay the Company's $863 million convertible senior notes. (1)

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 648,700 ounces, compared with 646,000 ounces in 2013.

◦
Total cash costs of $470 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $646 in 2013. On a co-product basis, cash costs of $643 per gold ounce, compared with $713 in 2013. (3)

◦	All-in sustaining costs of $852 per gold ounce, compared with $1,227 in 2013. All-in costs of $1,486 per gold ounce, compared with $1,768 in 2013. (4)

◦	Adjusted net earnings of $164 million ($0.20 per share), compared with $117 million ($0.14 per share) in 2013. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $376 million, compared to $388 million in 2013. (6)

◦	Goldcorp’s share of negative free cash flows of $(240) million, compared to $(565) million in 2013. (7)

(1)	At June 30, 2014, the Company held $1,220 million of cash and cash equivalents, $40 million of money market investments, and held an undrawn $2.0 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

GOLDCORP  |  1

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by-product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2014	2013	2012
Gold	$1,200	$1,600	$1,600
Silver	20	30	34
Copper	3.00	3.50	3.50
Lead	1.00	0.90	0.90
Zinc	0.90	0.90	0.90
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs, including discontinued operation, for the three months ended June 30, 2014, would be $643 per ounce of gold, $9.85 per ounce of silver, $2.56 per pound of copper, $0.70 per pound of zinc, and $0.92 per pound of lead (three months ended June 30, 2013 – $713 per ounce of gold, $14.68 per ounce of silver, $2.18 per pound of copper, $0.77 per pound of zinc, and $0.87 per pound of lead).
Using actual realized sales prices, co-product total cash costs, including discontinued operation, would be $649 per gold ounce for the three months ended June 30, 2014 (three months ended June 30, 2013 – $716). Refer to page 36 for a reconciliation of total cash costs to reported production costs.

(4)
All-in sustaining costs and all-in costs are non-GAAP performance measures that the Company believes more fully define the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 2013, the Company conformed its all-in sustaining and all-in cost definitions to the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies. Refer to page 38 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows is a non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 41 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  2

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At June 30, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mines and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the US; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40% interest) in the Dominican Republic. The Company also owns a 39.4% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala.
The Company’s significant development projects at June 30, 2014 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
At June 30, 2014, the gold price closed at $1,327 per ounce, an improvement of 3% from the first quarter of 2014. The on-going political tensions in the Ukraine and Iraq, the renewed hostilities between Israel and Palestine along the Gaza strip, the continued low interest rate environment globally, and the relative US dollar weakness provided support for the price rally at the end of the second quarter of 2014. This was tempered by the United States Federal Reserve intention to conclude quantitative easing in October 2014.

The Company realized an average gold price of $1,296 per ounce during the second quarter of 2014, which was consistent with the realized average gold price of $1,297 per ounce in the first quarter of 2014. Gold production for the second quarter of 2014 was 648,700 ounces, a 5% decrease from the prior quarter, primarily due to the disposition of the Company's 66.7% interest in the Marigold mine on April 4, 2014 and 39% lower production at Los Filos, as a result of the 43 day suspension of processing operations, inclusive of extended time to obtain regulatory approvals to restart operations. Following the successful negotiation with the Carrizalillo Ejido, a new five-year land occupancy agreement was signed on May 5, 2014.

The record gold production at Peñasquito, a 29% increase from prior quarter, was due to higher mill throughput and higher ore grades as mining continued at the bottom of Phase 4. Initial permits for the Northern Well Field ("NWF") project were received during the second quarter of 2014 allowing construction to commence, as progress continues on activities to address the additional regulatory requirements related to the interconnection with the existing well field. Completion of the NWF project is still anticipated around mid-year 2015. Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. The studies for the long term tailings facility continued during the second quarter of 2014 and three viable options are being evaluated. Additionally, the existing tailings facility life has been extended to 2018.

During the second quarter of 2014, Peñasquito progressed with its research and development efforts on two projects to assess the potential for producing a saleable copper concentrate at Peñasquito, the Concentrate Enrichment Project (“CEP”), and to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine of Peñasquito, through addition of another saleable product with the CEP, and increasing gold and silver recoveries from Pyrite Leach. A US Patent for the CEP was filed during the first quarter of 2014.  The CEP and Pyrite Leach projects entered the pre-feasibility study stage during the second quarter of 2014, with expected completion of the pre-feasibility stage in late 2014 and early 2015, respectively.

All-in sustaining costs of $852 per ounce for the second quarter of 2014 decreased 31% compared to $1,227 per ounce in the second quarter of 2013 driven by increased production efficiencies and lower sustaining capital expenditures. Compared to the first quarter of 2014, all-in sustaining costs increased 1% impacted primarily by the Los Filos suspension of operations.

At Cerro Negro, ore feed was first introduced at the process plant on July 15, 2014 and first gold was poured on July 25, 2014. Overall project Engineering, Procurement, and Construction Management ("EPCM") activities, including initial capital scope deferred to 2015, reached 88% completion at the end of the second quarter of 2014.

The transition from contractor mining to owner mining was completed in the second quarter of 2014. As expected, the transition reduced development rates in the first quarter of 2014, but productivity improved significantly in the second quarter of 2014. Total underground development

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

during the second quarter of 2014 was 2,408 metres, compared to 1,101 metres in the prior quarter. Development activities at Mariana Norte remained suspended as planned, with development expected to re-commence in the fourth quarter of 2014.

CORPORATE DEVELOPMENTS
During the three and six months ended June 30, 2014:
On June 9, 2014, the Company issued $1.0 billion of senior unsecured notes (the "1.0 Billion Notes"), consisting of $550 million aggregate principal amount of 3.625% notes due June 9, 2021 (the "2021 Notes") and $450 million aggregate principal amount of 5.45% notes due June 9, 2044 (the "2044 Notes"). The Company received total proceeds of $988 million from the issuance, net of transaction costs. The Company intends to use the proceeds primarily for repayment of its $863 million convertible senior notes maturing August 2014.
On April 4, 2014, the Company and its joint venture partner, Barrick Gold Corporation, completed the sale of their respective interests in the Marigold mine ("Marigold") to Silver Standard Resources Inc. Total consideration received was $267 million in cash, after closing adjustments (Goldcorp's share – $184 million).
On March 26, 2014, the Company completed the sale of 31,151,200 common shares of Primero Mining Corp. ("Primero") to a syndicate of underwriters for $201 million (C$224 million), recognizing a gain of $18 million, net of selling costs of $8 million. Goldcorp no longer owns any shares of Primero.
On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation. The offer, which was subsequently amended on April 10, 2014, expired.

GOLDCORP  |  4

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)(3)

	Three Months Ended
	June 30		March 31		December 31		September 30
Consolidated financial information	2014	2013	2014	2013	2013	2012	2013	2012
Revenues (1)(2)(3)	$906	$858	$898	$964	$970	$1,197	$895	$1,245
Earnings (loss) from operations and associates (2)	$216	$(2,443)	$207	$308	$(123)	$473	$(2)	$682
Net earnings (loss) from continuing operations (3)	$202	$(1,939)	$94	$299	$(1,002)	$489	$—	$487
Net (loss) earnings from discontinued operation (3)	$(19)	$5	$4	$10	$(87)	$15	$5	$11
Net earnings (loss)	$183	$(1,934)	$98	$309	$(1,089)	$504	$5	$498
Net earnings (loss) attributable to shareholders of Goldcorp	$181	$(1,934)	$98	$309	$(1,089)	$504	$5	$498
Net earnings (loss) from continuing operations per share(3)
– Basic	$0.25	$(2.39)	$0.12	$0.37	$(1.23)	$0.60	$—	$0.60
– Diluted	$0.24	$(2.39)	$0.12	$0.32	$(1.23)	$0.45	$—	$0.60
Net earnings (loss) per share
– Basic	$0.22	$(2.38)	$0.12	$0.38	$(1.34)	$0.62	$0.01	$0.61
– Diluted	$0.22	$(2.38)	$0.12	$0.33	$(1.34)	$0.47	$—	$0.61
Cash flows from operating activities of continuing operations (1)(2)(3)	$276	$74	$270	$269	$295	$658	$268	$416
Cash flows from operating activities including discontinued operation (1)(2)(3)	$275	$80	$273	$294	$307	$678	$274	$433
Dividends paid	$122	$121	$122	$122	$121	$110	$122	$109
Cash and cash equivalents (2)	$1,220	$899	$1,001	$1,463	$625	$757	$972	$972

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
	June 30		March 31		December 31		September 30
Key performance measures (4)	2014	2013	2014	2013	2013	2012	2013	2012
Gold produced (ounces) (3)	648,700	623,500	658,100	582,900	740,800	672,100	611,900	569,900
Gold sold (ounces) (1)(3)	639,500	601,600	662,100	563,400	697,800	616,500	626,700	594,800
Silver produced (ounces)	8,984,000	7,180,000	9,581,400	5,633,400	9,768,100	7,158,600	7,744,600	8,509,300
Copper produced (thousands of pounds)	19,300	21,600	21,500	18,800	28,800	25,400	21,400	31,200
Lead produced (thousands of pounds)	38,600	35,400	49,500	29,100	53,600	29,200	41,000	39,400
Zinc produced (thousands of pounds)	91,900	70,100	87,900	52,000	80,900	67,000	76,300	98,400
Average realized gold price (per ounce)	$1,296	$1,357	$1,297	$1,622	$1,254	$1,692	$1,340	$1,687
Average London spot gold price (per ounce)	$1,289	$1,414	$1,294	$1,631	$1,272	$1,722	$1,327	$1,652
Total cash costs – by-product (per gold ounce) (5)	$470	$636	$488	$549	$447	$337	$536	$197
Total cash costs – co-product (per gold ounce) (6)	$643	$702	$658	$701	$632	$611	$696	$654
All-in sustaining costs (per gold ounce)	$852	$1,205	$828	$1,110	$794	$895	$975	$774
Adjusted net earnings	$162	$112	$205	$243	$75	$450	$185	$430
Adjusted operating cash flow	$377	$378	$278	$377	$432	$702	$364	$669
Including discontinued operation (3)
Gold produced (ounces)	648,700	646,000	679,900	614,600	768,900	700,400	637,100	592,500
Gold sold (ounces) (1)	639,500	624,300	684,000	595,100	725,700	645,100	652,100	617,800
Total cash costs – by-product (per gold ounce) (5)	$470	$646	$507	$565	$467	$360	$551	$220
Total cash costs – co-product (per gold ounce) (6)	$643	$713	$673	$710	$645	$621	$706	$660
All-in sustaining costs (per gold ounce)	$852	$1,227	$840	$1,134	$810	$915	$995	$801
Adjusted net earnings	$164	$117	$209	$253	$74	$465	$190	$441
Adjusted operating cash flow	$376	$388	$281	$400	$439	$723	$374	$686

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
Effective January 1, 2013, the Company's 37.5% interest in Alumbrera was required to be accounted for as an investment in associate and accounted for using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera's revenues, cash flows from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates.

(3)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three and six months ended June 30, 2014. The comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(4)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three months ended June 30, 2014 compared to the three months ended June 30, 2013
The net earnings attributable to shareholders of Goldcorp for the second quarter of 2014 were $181 million, or $0.22 per share, compared to a net loss attributable to shareholders of Goldcorp of $(1,934) million, or $(2.38) per share, for the second quarter of 2013. Compared to the second quarter of 2013, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2014 were impacted by the following factors:

•
Revenues increased by $48 million, or 6%, primarily due to a $40 million increase in silver revenues and a $21 million increase in zinc revenues, net of refining charges; partially offset by a $16 million decrease in gold revenues. The increase in revenues is primarily a result of higher volumes for gold, silver, and zinc, and a higher zinc realized price, partially offset by a lower gold realized price during the second quarter of 2014;

•
Production costs decreased by $18 million, or 3%, due to increased capitalized stripping costs at Peñasquito; the impact of the Los Filos operations suspension in the second quarter of 2014; lower employee and consumables costs; and favourable foreign exchange movements; partially offset by a $16 million increase in estimates in reclamation and closure cost obligations at certain of the Company's inactive and closed sites during the second quarter of 2014;

•	Depreciation and depletion increased by $18 million, or 11%, due to higher sales volumes and new assets put into service;

•
The Company’s share of net earnings of associates increased by $43 million primarily due to a $23 million increase in the Company's share of net earnings from Pueblo Viejo, which included a reversal of impairment of $6 million, net of tax in respect of certain power assets, and a $13 million increase in the Company's share of net earnings from Alumbrera in the second quarter of 2014;

•
An impairment of mining interests and goodwill of $2,558 million was recognized in the second quarter of 2013. An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying amount of the Peñasquito mines and related goodwill and the Cerro Blanco project, respectively;

•
Corporate administration, excluding share-based compensation expense, was $43 million, which was comparable to the second quarter of 2013. Share-based compensation expense of $16 million for the second quarter of 2014 decreased by $6 million compared to the second quarter of 2013 due to an increase in cancellations of share option awards during the second quarter of 2014;

•
A $5 million gain on securities due to the sale of certain available-for-sale equity and marketable securities in the second quarter of 2014. A $9 million loss on securities was recognized in the second quarter of 2013 representing an impairment expense on certain of the Company's available-for-sale equity and marketable securities;

•
An $11 million net gain on derivatives in the second quarter of 2014 comprised of a $9 million gain on foreign currency, heating oil, copper, lead, and zinc contracts; a $1 million unrealized gain on the conversion feature of the Company’s convertible notes (the “Convertible Notes”); and a $1 million gain on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”). In the second quarter of 2013, a $22 million net gain on derivatives was comprised of a $17 million net gain on the Silver Wheaton silver contract; and a $13 million unrealized gain on the conversion feature of the Convertible Notes; partially offset by a $8 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts;

•
Other expenses increased by $10 million due to a decrease in interest income earned on the Company's cash and cash equivalents and loans held with certain of the Company's associates; partially offset by favourable foreign exchange movements during the second quarter of 2014 arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos;

•	Income tax expense for the three months ended June 30, 2014 totaled $14 million (three months ended June 30, 2013 – income tax recovery of $504 million) and was primarily impacted by:

•
A $24 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $74 million foreign exchange loss in the second quarter of 2013. The foreign exchange related deferred income tax impacts resulted from the strengthening Canadian dollar and Mexican peso, and the weakening Argentine peso (weakening Canadian dollar, Mexican peso and Argentine peso in the second quarter of 2013);

•	In the second quarter of 2013 a deferred income tax recovery of $600 million arising on the impairment of mining interests and goodwill was recognized;

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

•
A comparable effective tax rate of 16% after adjusting income taxes for the above noted items and the non-deductible share-based compensation expense and impairment of mining interests and goodwill from earnings before taxes; and

▪
A net loss from discontinued operation of $19 million for the second quarter of 2014 primarily due to the net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the second quarter of 2014. Net earnings of $5 million were recognized in the second quarter of 2013 on the Company's 66.7% share of Marigold.

Adjusted net earnings amounted to $164 million, or $0.20 per share (1), for the three months ended June 30, 2014, compared to $117 million, or $0.14 per share, for the second quarter of 2013. Compared to the second quarter of 2013, adjusted net earnings increased due to higher revenues primarily resulting from higher volumes for gold, silver, and zinc, partially offset by a lower gold realized price during the second quarter of 2014.
Total cash costs (by-product) decreased to $470 per gold ounce (2), in the second quarter of 2014, as compared to $646 per gold ounce in the second quarter of 2013. The decrease in cash costs was primarily due to higher by-product sales credits and an increase in volume of gold sales.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 36 for a reconciliation of total cash costs to reported production costs.

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended June 30, 2014 compared to the three months ended March 31, 2014
The net earnings attributable to shareholders of Goldcorp for the second quarter of 2014 were $181 million, or $0.22 per share, compared to net earnings attributable to shareholders of Goldcorp of $98 million, or $0.12 per share, for the first quarter of 2014. Compared to the prior quarter, the net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2014 were impacted by the following factors:

•
Revenues increased by $8 million, or 1%, due to a $13 million increase in gold revenues and a $2 million increase in silver revenues; partially offset by a $10 million decrease in lead and zinc revenues, net of refining charges. The increase in revenues resulted primarily from higher sales volumes for gold and silver, partially offset by a lower silver realized price and lower sales volumes for zinc during the second quarter of 2014;

•
Production costs increased by $6 million, or 1%, due to revisions in estimates at the Company's inactive and closed mines during the second quarter of 2014 resulting in a $16 million increase in reclamation and closure costs; higher employee and contractor costs; and the impact of higher sales volumes; partially offset by the water use payments in Peñasquito in the first quarter of 2014; increased capitalized stripping costs at Peñasquito; and the impact of the Los Filos operations suspension in the second quarter of 2014;

•	Depreciation and depletion increased by $9 million, or 5%, due to higher sales volumes;

•
The Company’s share of net earnings of associates increased by $4 million from the prior quarter primarily due to a $14 million increase in the Company's share of net earnings from Pueblo Viejo, which included a reversal of impairment of $6 million, net of tax, in respect of certain power assets, offset by a $6 million decrease in the Company's share of net earnings from Alumbrera;

•
Corporate administration, excluding share-based compensation expense, was $43 million, which was comparable to the prior quarter. Share-based compensation expense of $16 million for the second quarter of 2014 decreased by $8 million compared to the prior quarter due to an increase in cancellations of share option awards during the second quarter of 2014;

•
An $11 million net gain on derivatives in the second quarter of 2014 comprised of a $9 million gain on foreign currency, heating oil, copper, lead, and zinc contracts; a $1 million unrealized gain on the conversion feature of the Convertible Notes; and a $1 million gain on the Silver Wheaton silver contract. A $3 million net loss on derivatives in the first quarter of 2014 comprised of a $1 million unrealized loss on the conversion feature of the Convertible Notes; a $1 million net loss on the Silver Wheaton silver contract; and a $1 million net loss on foreign currency, heating oil, copper, lead, and zinc contracts;

•	An $18 million net gain on disposition of mining interests in the first quarter of 2014 as the Company sold its equity interest in Primero on March 26, 2014;

•	Other expenses decreased by $16 million from the prior quarter due to favourable foreign exchange movements arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos;

•	Income tax expense for the three months ended June 30, 2014 totaled $14 million (three months ended March 31, 2014 – income tax expense of $90 million) and was impacted by:

•
A $24 million foreign exchange gain on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $106 million foreign exchange loss in the first quarter of 2014;

•
An increase in the effective tax rate from a negative 8% to 16% in the second quarter of 2014 after adjusting for the non-deductible share-based compensation expense and the deferred income tax impacts of the strengthening Canadian dollar and Mexican peso, and the weakening Argentine peso (weakening Canadian dollar, Mexican peso, and Argentine peso in the first quarter of 2014). The first and second quarter of 2014 were both favourably impacted by income from associates not being subject to tax because of the previously unrecognized tax benefit of losses. The first quarter of 2014 was further favourably impacted by a higher tax benefit of tax deductible foreign exchange losses on US dollar denominated debt in Argentina and the gain on sale of Primero not being subject to tax; and

•
A net loss from discontinued operation of $19 million for the second quarter of 2014 primarily due to the net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the first and second quarter of 2014. Net earnings of $4 million were recognized in the first quarter of 2014 on the Company's 66.7% share of Marigold.

Adjusted net earnings amounted to $164 million, or $0.20 per share (1), for the three months ended June 30, 2014, compared to $209 million, or $0.26 per share, for the first quarter of 2014. Compared to the prior quarter, the decrease in adjusted net earnings was primarily due to the lower sales volumes for gold and copper in the second quarter of 2014 as a result of the ounces produced at Alumbrera in 2013 that were not

GOLDCORP  |  9

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

shipped and sold until the first quarter of 2014 as a result of the Typhoon that affected the PASAR refinery in Philippines in November 2013, partially offset by a decrease in production costs.
Total cash costs (by-product) were $470 per gold ounce (2), in the second quarter of 2014, as compared to $507 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to the one time water payment at Peñasquito in the first quarter of 2014, increased capitalized stripping at Peñasquito in the second quarter of 2014, and the sale of the Company's 66.7% share of Marigold in the second quarter of 2014.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 36 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  10

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2014 compared to the six months ended June 30, 2013
Net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2014 were $279 million, or $0.34 per share, compared to a net loss attributable to shareholders of Goldcorp of $(1,625) million, or $(2.00) per share, for the six months ended June 30, 2013. Compared to the six months ended June 30, 2013, net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2014 were impacted by the following factors:

•
Revenues decreased by $18 million, or 1%, primarily due to a $132 million decrease in gold revenues, partially offset by a $61 million increase in lead and zinc revenues, net of refining charges, and a $51 million increase in silver revenues. The decrease in revenues is primarily a result of lower gold and silver realized prices during the six months ended June 30, 2014, partially offset by higher volumes for gold, silver, and zinc;

•
Production costs increased by $6 million, or 1%, due to revisions in estimates at the Company's inactive and closed mines in the second quarter of 2014 resulting in a $16 million increase in reclamation and closure costs; and increased water use payments in Peñasquito in the first quarter of 2014; partially offset by the impact of the Los Filos operations suspension in the second quarter of 2014; and favourable foreign exchange movements;

•	Depreciation and depletion increased by $44 million, or 14%, due to higher sales volume and new assets put into service;

•	Exploration and evaluation costs decreased by $8 million due to timing of expenditures at the Company's Canadian and Mexican operations;

•
The Company’s share of net earnings of associates of $116 million was comprised of net earnings of $76 million from Pueblo Viejo; net earnings of $18 million from Alumbrera; and net earnings of $22 million from the Company's investments in Tahoe and Primero as a result of the commencement of commercial production at Tahoe, effective January 1, 2014. The Company’s share of net earnings of associates of $54 million in the six months ended June 30, 2013 was comprised of $55 million of net earnings from Pueblo Viejo; $2 million of net earnings from Alumbrera; partially offset by a net loss of $3 million from the Company's equity investments in Primero and Tahoe;

•
An impairment of mining interests and goodwill of $2,558 million during the six months ended June 30, 2013. An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying value of the Peñasquito mines and the Cerro Blanco project, respectively;

•
Corporate administration, excluding share-based compensation expense, was $85 million, which was comparable to the six months ended June 30, 2013. Share-based compensation expense of $40 million for the six months ended June 30, 2014 was comparable to the six months ended June 30, 2013;

•
A $4 million gain on securities primarily due to the sale of certain available-for-sale equity and marketable securities in the six months ended June 30, 2014. A $12 million loss on securities was recognized in the second quarter of 2013 representing an impairment expense on certain of the Company's available-for-sale equity and marketable securities;

•
An $8 million net gain on derivatives for the six months ended June 30, 2014 comprised of a $8 million net gain on foreign currency, heating oil, copper, lead, and zinc contracts. In the six months ended June 30, 2013, a $71 million net gain on derivatives was comprised of a $46 million unrealized gain on the conversion feature of the Convertible Notes; a $19 million net gain on the Silver Wheaton silver contract; and a $6 million net gain on foreign currency, heating oil, copper, lead, and zinc contracts;

•	An $18 million net gain on disposition of mining interests for the six months ended June 30, 2014 as the Company sold its equity interest in Primero on March 26, 2014;

•
Other expenses increased by $28 million primarily as a result of a decrease in interest income earned on the Company's cash and cash equivalents, money market investments and loans held with certain of the Company's associates;

•
Income tax expense for the six months ended June 30, 2014 totaled $104 million (six months ended June 30, 2013 – income tax recovery of $462 million). Excluding the tax effects of the impairment of mining interests and goodwill in the second quarter of 2013, income tax expense for the six months ended June 30, 2013 was $138 million. Income tax expense for the period was primarily impacted by:

▪
An $82 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $57 million foreign exchange loss in the six months ended June 30, 2013. The foreign exchange related deferred income tax impacts resulted from the weakening Canadian dollar and Argentine Peso and the strengthening Mexican peso (six months ended June 30, 2013 – weakening Mexican peso, Canadian dollar and Argentine peso);

GOLDCORP  |  11

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

▪	In the second quarter of 2013 a deferred income tax recovery of $600 million arising on the impairment of mining interests and goodwill was recognized;

▪
A decrease in the effective tax rate for the six months ended June 30, 2014 from 16% to 5%, after adjusting income taxes for the above noted items and the non-deductible share-based compensation expense and impairment of mining interests and goodwill from earnings before taxes. The six months ended June 30, 2014 were favourably impacted when compared to the six months ended June 30, 2013 by an increase in the tax deductible foreign exchange losses on US dollar denominated debt in Argentina, higher income from associates not being subject to tax because of the previously unrecognized tax benefits of losses, and the gain on sale of Primero not being subject to tax, partially offset by non-taxable realized and mark-to-market gains on the conversion feature of the Convertible Notes and the Silver Wheaton silver contract of $65 million in the six months ended June 30, 2013;

•
A net loss from discontinued operation of $15 million for the six months ended June 30, 2014 due to the $21 million net loss recognized on the sale of the Company's 66.7% share of Marigold, which was classified as a discontinued operation during the six months ended June 30, 2014, partially offset by net earnings of $6 million for the six months ended June 30, 2014. The Company had net earnings of $15 million for the six months ended June 30, 2013 on the Company's 66.7% share of Marigold.

Adjusted net earnings amounted to $373 million, or $0.46 per share (1), for the six months ended June 30, 2014, compared to $370 million, or $0.46 per share, for the six months ended June 30, 2013. Compared to the six months ended June 30, 2013, adjusted net earnings increased due to higher revenues primarily resulting from higher sales volume and a lower effective income tax rate, partially offset by lower gold and silver realized prices and higher production costs.
Total cash costs (by-product) decreased to $490 per gold ounce (2), for the six months ended June 30, 2014, as compared to $606 per gold ounce for the six months ended June 30, 2013. The decrease in cash costs was primarily due to higher by-product sales credits and an increase in volume of gold sales.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings (loss) attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 36 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  12

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)
Three months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$117	89,500	89,800	$1,300	$656	$1,066
	2013	$164	122,500	119,500	$1,371	$523	$955
Porcupine	2014	91	68,800	69,600	1,302	658	895
	2013	98	69,800	70,600	1,377	782	1,176
Musselwhite	2014	87	67,800	67,000	1,292	605	794
	2013	89	62,800	63,300	1,394	786	1,214
Peñasquito	2014	424	167,400	170,900	1,305	124	362
	2013	232	88,100	79,600	1,256	920	1,484
Los Filos	2014	58	48,700	45,700	1,280	778	1,077
	2013	118	83,500	85,100	1,381	624	1,217
El Sauzal	2014	19	15,600	14,500	1,291	1,011	1,234
	2013	30	19,700	22,100	1,356	890	950
Marlin	2014	88	43,500	43,600	1,291	525	981
	2013	105	50,000	50,000	1,355	260	729
Wharf	2014	22	15,000	15,500	1,298	711	804
	2013	22	16,200	15,500	1,377	808	1,076
Alumbrera (1)	2014	67	25,300	17,300	1,287	238	1,050
	2013	81	29,900	24,200	1,216	299	1,140
Pueblo Viejo (1)	2014	143	107,100	105,600	1,286	438	618
	2013	105	81,000	71,700	1,413	507	739
Other (3)	2014	—	—	—	—	—	103
	2013	—	—	—	—	—	125
Total – continuing operations	2014	$1,116	648,700	639,500	$1,296	$470	$852
	2013	$1,044	623,500	601,600	$1,357	$636	$1,205
Marigold (4)	2014	—	—	—	—	—	—
	2013	31	22,500	22,700	1,368	901	1,829
Total – including discontinued operation	2014	$1,116	648,700	639,500	$1,296	$470	$852
	2013	$1,075	646,000	624,300	$1,358	$646	$1,227

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three and six months ended June 30, 2014. The 2013 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

GOLDCORP  |  13

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by-product (per gold ounce) (2)	All-in sustaining costs (per gold ounce) (3)
Red Lake	2014	$248	184,500	191,000	$1,297	$639	$1,007
	2013	$385	268,000	254,600	$1,507	$498	$862
Porcupine	2014	176	135,300	135,300	1,295	679	919
	2013	202	137,000	134,500	1,496	789	1,175
Musselwhite	2014	175	142,700	135,800	1,287	624	790
	2013	179	121,900	118,700	1,496	812	1,210
Peñasquito	2014	786	297,200	291,600	1,317	147	366
	2013	485	148,200	147,400	1,414	778	1,380
Los Filos	2014	164	128,700	127,600	1,286	688	903
	2013	246	165,000	163,500	1,496	607	1,129
El Sauzal	2014	36	30,700	27,400	1,284	1,003	1,203
	2013	56	37,900	37,800	1,467	914	983
Marlin	2014	177	88,800	85,500	1,295	404	897
	2013	229	100,000	98,700	1,492	182	687
Wharf	2014	42	30,000	28,900	1,292	729	828
	2013	40	28,700	26,700	1,479	819	1,042
Alumbrera (1)	2014	213	55,600	57,800	1,292	146	618
	2013	174	54,600	46,700	1,418	161	1,023
Pueblo Viejo (1)	2014	299	213,300	220,700	1,286	467	623
	2013	216	145,100	136,400	1,513	490	821
Other (3)	2014	—	—	—	—	—	106
	2013	—	—	—	—	—	122
Total – continuing operations	2014	$2,316	1,306,800	1,301,600	$1,296	$479	$840
	2013	$2,212	1,206,400	1,165,000	$1,485	$594	$1,159
Marigold (4)	2014	28	21,800	21,900	1,289	1,117	1,207
	2013	82	54,200	54,400	1,516	874	1,664
Total – including discontinued operation	2014	$2,344	1,328,600	1,323,500	$1,296	$490	$846
	2013	$2,294	1,260,600	1,219,400	$1,487	$606	$1,182

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.05 per silver ounce (2013 – $4.02 per silver ounce) sold to Silver Wheaton).

(3)
For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(4)
The Company's 66.7% interest in Marigold continues to be classified as a discontinued operation for the three and six months ended June 30, 2014. The 2013 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

GOLDCORP  |  14

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore milled	157,700	175,100	189,700	204,200	196,100
Average mill head grade (grams/tonne)	18.77	16.66	22.65	15.11	20.91
Average recovery rate	96%	95%	95%	95%	96%
Gold (ounces)
– Produced	89,500	95,000	128,000	97,000	122,500
– Sold	89,800	101,200	121,400	111,300	119,500
Average realized gold price (per ounce)	$1,300	$1,294	$1,243	$1,325	$1,371
Total cash costs – by-product (per ounce)	$656	$625	$500	$640	$523
All-in sustaining costs (per ounce)	$1,066	$954	$822	$986	$955
Mining cost per tonne	$245.61	$223.17	$211.41	$216.72	$241.96
Milling cost per tonne	$51.38	$48.73	$47.51	$42.52	$51.58
Financial Data
Revenues	$117	$131	$151	$148	$164
Depreciation and depletion	$26	$27	$29	$26	$25
Earnings from operations	$31	$40	$60	$49	$74
Expenditures on mining interests (1)	$56	$54	$56	$55	$57

(1)	Expenditures on mining interests includes expenditures incurred at the Company's Cochenour gold project

Gold production for the second quarter of 2014 of 89,500 ounces was 33,000 ounces, or 27%, lower than the second quarter of 2013 due to 20% lower mill throughput and 10% lower grades. Tonnes from the Campbell Complex were lower as remnant mining continued. The decrease in grades is attributed to lower stope availability in the High Grade Zone until the planned de-stress activities are completed in the third quarter of 2014. Production is expected to increase in the second half of 2014 as more stopes become available.
All-in sustaining costs for the second quarter of 2014 were $1,066 per ounce and include by-product cash costs of $656 per ounce, which were$111 per ounce and $133 per ounce higher than in the second quarter of 2013, respectively. The 12% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($316 per ounce) and higher operating costs ($4 per ounce), partially offset by lower sustaining capital expenditures ($139 per ounce) and a weaker Canadian dollar ($70 per ounce). The decrease in sustaining capital expenditures was due to costs incurred on gas-line, power and borehole hoist projects during the second quarter of 2013.
Gold production for the second quarter of 2014 was 5,500 ounces, or 6%, lower than in the prior quarter due to 10% lower mill throughput, partially offset by 13% higher grades. The decrease in mill throughput in the second quarter of 2014 resulted from lower tonnes from the Campbell Complex as reserves are depleted with the completion of mining in the A and 51 Zones. The grades from the Campbell Complex were 28% higher which was offset by delayed access to higher grade areas of the High Grade Zone. The decrease in tonnes resulted in an increased mining cost per tonne when compared to the first quarter of 2014.
All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $112 per ounce and $31 per ounce higher than in the first quarter of 2014, respectively.  The 12% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($120 per ounce) and higher sustaining capital expenditures ($35 per ounce), partially offset by lower operating costs ($43 per ounce). The decrease in operating costs was attributable to a reduction in energy costs due to warmer weather ($4 million).
During the second quarter of 2014, early stage exploration drilling continued from surface on HG Young with high grade intersections identified. These significant results will continue to be drilled from surface. HG Young can be developed from the Campbell Complex infrastructure to the south and rehabilitation of the Campbell Complex 14 Level and 21 Level will commence in the third quarter of 2014 to enable more efficient exploration drilling from underground in late 2014. Exploration also continued to focus on the NXT zone as well as the R zone and FW zone where numerous economic intersections have been encountered.

GOLDCORP  |  15

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore milled	1,081,400	867,700	1,081,800	1,123,600	989,600
Hoyle Pond underground (tonnes)	55,200	71,000	82,200	84,100	90,800
Hoyle Pond underground (grams/tonne)	16.82	16.30	14.80	14.14	14.12
Dome underground (tonnes)	125,500	103,500	91,300	112,000	135,800
Dome underground (grams/tonnes)	4.96	5.44	5.84	5.23	3.24
Hollinger Open Pit (tonnes)	25,700	—	—	—	—
Hollinger Open Pit (grams/tonnes)	1.15	—	—	—	—
Stockpile (tonnes)	875,000	693,200	908,300	927,500	763,000
Stockpile (grams/tonne)	0.89	0.77	0.89	0.83	0.75
Average mill head grade (grams/tonne)	2.19	2.60	2.37	2.26	2.32
Average recovery rate	93%	93%	93%	94%	94%
Gold (ounces)
– Produced	68,800	66,500	78,900	76,000	69,800
– Sold	69,600	65,700	84,300	73,200	70,600
Average realized gold price (per ounce)	$1,302	$1,287	$1,265	$1,339	$1,377
Total cash costs – by-product (per ounce)	$658	$701	$671	$637	$782
All-in sustaining costs (per ounce)	$895	$945	$907	$921	$1,176
Mining cost per tonne	$121.54	$127.65	$136.15	$115.16	$112.14
Milling cost per tonne	$7.44	$8.76	$8.17	$7.82	$9.96
Financial Data
Revenues	$91	$85	$107	$98	$98
Depreciation and depletion	$12	$13	$15	$13	$15
Earnings from operations (1)	$21	$27	$60	$40	$26
Expenditures on mining interests	$18	$19	$26	$21	$27

(1)
Earnings from operations for the three months ended June 30, 2014 and December 31, 2013 were impacted by an increase and a decrease, respectively, in non-cash provisions related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines' closed sites of $11 million and $25 million, respectively.

Gold production for the second quarter of 2014 of 68,800 ounces was 1,000 ounces, or 1%, lower than in the second quarter of 2013. With pre-stripping activities continuing at the Hollinger open pit in the second quarter of 2014, Porcupine now consists of four mining operations, Hoyle Pond, Dome, Hollinger, and Stockpile, which feed the Dome processing facility. The Hoyle Pond underground operation experienced 19% higher grades as mining focused on the high grade VAZ ore and 39% lower tonnage as planned due to a lower proportion of ore being sourced from long-hole stopes and the continued shutdown of the #1 Winze at Hoyle Pond to rehabilitate the winze walls. Repairs are expected to be completed early in the third quarter of 2014. The decrease in tonnage as a result of the shutdown of the #1 Winze is not expected to impact the planned 2014 production. The Dome underground operation experienced 53% higher grades from bulk mining stopes and 8% lower tonnes due to the transition between several bulk mining stopes. Hollinger Open pit pre-stripping provided minor ore tonnage as expected. Surface Stockpiles provided 19% higher grades and 15% higher tonnage due to lower underground feeds.

All-in sustaining costs for the second quarter of 2014 were $895 per ounce and include by-product cash costs of $658 per ounce, which were $281 per ounce and $124 per ounce lower compared to the second quarter of 2013, respectively. The 24% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($188 per ounce), lower operating costs ($93 per ounce), and a weaker Canadian dollar ($56 per ounce), partially offset by higher reclamation accretion expenses ($37 per ounce) and lower gold production ($19 per ounce). The decrease in operating costs was primarily due to lower maintenance parts and consumables ($2 million), lower employee costs ($1 million), and lower site costs ($2 million). The decrease in sustaining capital expenditures is primarily the result of the timing of underground development projects ($8 million) and planned maintenance of component replacement ($2 million).

GOLDCORP  |  16

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the second quarter of 2014 was 2,300 ounces, or 3%, higher than in the first quarter of 2014 due to 25% higher tonnage, partially offset by 16% lower grades. The Hoyle Pond underground operation experienced 3% higher grades and 22% less tonnage as a result of the continued shutdown of the #1 Winze to rehabilitate the winze walls. The Dome underground operation experienced 21% higher tonnage as expected as a result of infrastructure improvements made earlier in the year. The total material reclaimed from Stockpile increased by 27% as warmer weather in the second quarter resulted in less downtime.

All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $50 per ounce and $43 per ounce lower compared to the prior quarter, respectively. The 5% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($54 per ounce), partially offset by higher operating costs ($4 per ounce).

Underground exploration at Hoyle Pond during the second quarter of 2014 was focused on exploring the 1060 zone at depth as well as expanding current ore zones, such as the high grade VAZ and UP Splay zones.
During the second quarter of 2014, work at the Hoyle Deep project focused on sinking the #2 Winze shaft and advancing the lateral development to access the 1600 metre level shaft station and 1670 metre level loading pocket. Shaft sinking advanced a total of 118 metres reaching the 1430 metre elevation and lateral development advanced 423 metres. Expenditures relating to the Hoyle Deep Project for the second quarter of 2014 totaled $8 million.

At the Hollinger Open Pit Project, over-burden and rock pre-stripping activities continued with 273,000 tonnes placed on the Environmental Control Berm. The Environmental Control Berm is on track to be completed late in the fourth quarter of 2014 as planned. Once completed, mining operations can commence 24 hours a day.

GOLDCORP  |  17

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore milled	313,400	332,200	345,500	364,500	356,500
Average mill head grade (grams/tonne)	7.12	7.30	6.88	5.37	5.60
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	67,800	74,900	74,600	59,800	62,800
– Sold	67,000	68,800	78,200	56,800	63,300
Average realized gold price (per ounce)	$1,292	$1,281	$1,270	$1,333	$1,394
Total cash costs – by-product (per ounce)	$605	$643	$675	$768	$786
All-in sustaining costs (per ounce)	$794	$787	$883	$1,114	$1,214
Mining cost per tonne	$71.41	$85.34	$77.40	$76.15	$71.85
Milling cost per tonne	$15.25	$15.69	$14.66	$13.70	$12.65
Financial Data
Revenues	$87	$88	$99	$75	$89
Depreciation and depletion	$15	$14	$17	$12	$13
Earnings from operations	$30	$29	$29	$19	$23
Expenditures on mining interests	$12	$9	$14	$19	$23
Gold production for the second quarter of 2014 of 67,800 was 5,000 ounces, or 8%, higher than in the second quarter of 2013 due to a 27% increase in grades, partially offset by a 12% decrease in mill throughput. Improved dilution and ore control coupled with higher grade stopes in the Lynx zone have resulted in higher mill head grade. Mill throughput was lower primarily due to a three day planned maintenance shutdown and two additional lost days due to line power failures resulting from high winds. The ongoing focus on production efficiencies at site as part of its Operating for Excellence ("O4E") initiatives is positively impacting mining cost per tonne.
All-in sustaining costs for the second quarter of 2014 were $794 per ounce and include by-product cash costs of $605 per ounce, which were$420 per ounce and $181 per ounce lower than in the second quarter of 2013, respectively. The 35% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($204 per ounce), lower operating costs ($98 per ounce), higher gold production ($68 per ounce), and a weaker Canadian dollar ($50 per ounce). The decrease in operating costs was attributable to decreased contractor costs ($3 million), consumable costs ($2 million), and site costs ($2 million). The decrease in sustaining capital expenditures is primarily a result of a decrease in construction projects ($4 million) and reduced capital development as planned ($3 million) during the second quarter of 2014.
Gold production for the second quarter of 2014 was 7,100 ounces, or 9%, lower than the prior quarter due to a 6% decrease in mill throughput and a 2% decrease in grades. The decrease in mill throughput was due to a three day maintenance shutdown and two additional lost days due to line power failures resulting from high winds. Mining continued in the same higher grade areas of the Lynx zone and PQ Deeps as planned.
All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $7 per ounce higher and $38 per ounce lower than in the first quarter of 2014, respectively. The 1% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to increased sustaining capital expenditures ($39 per ounce) and decreased gold production ($21 per ounce), partially offset by lower operating costs ($53 per ounce). The decrease in operating costs was attributable to lower energy usage ($4 million). The increase in sustaining capital expenditures in the second quarter of 2014 is due to increased mobile equipment and electrical infrastructure expenditures.
Exploration in the second quarter of 2014 focused on the second phase of drilling on the West Limb target, together with Upper Lynx exploration and resource extension on the PQ Deeps. Positive results on the West Limb target have led to the start of an access drift to better access the mineralized zone for efficient delineation drilling. The results of the exploration on the Upper Lynx zone were positive, along with the extensional drilling on the PQ Deeps.

GOLDCORP  |  18

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mines, Mexico

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore mined – sulphide	10,280,100	10,025,400	13,971,100	14,723,000	12,098,100
Tonnes of ore mined – oxide	135,700	1,121,200	2,224,600	5,095,000	2,083,200
Tonnes of waste removed	40,595,300	33,628,000	28,376,400	24,968,400	30,770,200
Tonnes of total material moved	51,011,100	44,774,600	44,572,100	44,786,500	44,951,400
Ratio of waste to ore	3.9	3.0	1.8	1.3	2.2
Average head grade
Gold (grams/tonne)	0.78	0.59	0.55	0.50	0.43
Silver (grams/tonne)	30.08	32.92	31.05	24.08	22.51
Lead	0.24%	0.33%	0.34%	0.27%	0.25%
Zinc	0.59%	0.63%	0.58%	0.55%	0.54%
Sulphide Ore
Tonnes of ore milled	10,050,000	9,220,400	9,717,100	10,115,100	9,600,800
Average recovery rate
Gold	74%	72%	76%	66%	63%
Silver	82%	81%	80%	78%	77%
Lead	77%	79%	78%	72%	72%
Zinc	82%	80%	76%	74%	72%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	159,400	115,500	119,900	96,000	76,000
Silver (ounces)	6,758,700	7,055,100	7,049,200	5,448,600	4,737,000
Lead (thousands of pounds)	38,600	49,500	53,600	41,000	35,400
Zinc (thousands of pounds)	91,900	87,900	80,900	76,300	70,100
Lead Concentrate (DMT)	41,400	47,100	49,700	38,800	37,200
Zinc Concentrate (DMT)	90,900	85,200	77,700	72,800	68,000
Oxide Ore
Tonnes of ore processed	135,700	1,202,900	2,224,600	5,095,000	2,083,200
Produced
Gold (ounces)	8,000	14,300	21,800	17,900	12,100
Silver (ounces)	248,100	341,200	377,800	444,000	458,200
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	167,400	129,800	141,700	113,900	88,100
Silver (ounces)	7,006,800	7,396,300	7,427,000	5,892,600	5,195,200
Lead (thousands of pounds)	38,600	49,500	53,600	41,000	35,400
Zinc (thousands of pounds)	91,900	87,900	80,900	76,300	70,100
Gold Equivalent Ounces (1)	376,300	346,000	356,400	291,000	245,600

GOLDCORP  |  19

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three months ended
	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	170,900	120,700	135,700	106,600	79,600
Silver (ounces)	7,863,400	7,118,400	6,687,600	6,056,300	5,067,000
Lead (thousands of pounds)	43,200	45,300	46,100	40,800	36,800
Zinc (thousands of pounds)	77,000	90,100	77,000	66,800	61,800
Average realized prices
Gold (per ounce)	$1,305	$1,333	$1,222	$1,370	$1,256
Silver (per ounce) (2)	$16.28	$16.73	$16.18	$17.84	$15.50
Lead (per pound)	$0.97	$0.91	$1.00	$0.95	$0.93
Zinc (per pound)	$1.00	$0.90	$0.91	$0.85	$0.82
Total Cash Costs – by-product (per ounce) (4)	$124	$179	$102	$403	$920
Total Cash Costs – co-product (per ounce of gold) (4)	$610	$707	$666	$843	$998
All-in sustaining costs (per ounce)	$362	$371	$473	$830	$1,484
Mining cost per tonne	$2.21	$2.22	$2.27	$2.18	$2.36
Milling cost per tonne	$7.05	$7.99	$7.25	$7.41	$7.89
General and administrative cost per tonne milled	$2.38	$2.36	$2.19	$2.18	$2.84
Off-site cost per tonne sold (lead) (5)	$839	$632	$730	$725	$632
Off-site cost per tonne sold (zinc) (5)	$369	$340	$341	$347	$360
Financial Data
Revenues (2)	$424	$362	$348	$315	$232
Depreciation and depletion	$69	$56	$42	$41	$42
Earnings (loss) from operations (2)(3)	$131	$80	$106	$55	$(2,455)
Expenditures on mining interests (6)	$56	$19	$68	$56	$61

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.05 per ounce (2013 – $4.02 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
During the second quarter of 2013, the Company recorded impairment charges of $2,427 million before tax ($1,827 million after tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three months ended June 30, 2014 would be $610 per ounce of gold, $9.30 per ounce of silver, $0.92 per pound of lead and $0.70 per pound of zinc (2013 – $998, $15.95, $0.87, and $0.77, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.05 per ounce (2013 – $4.02 ounce) with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2014 would be $626 per ounce of gold, $8.97 per ounce of silver, $0.88 per pound of lead, and $0.72 per pound of zinc (2013 – $997, $13.61, $1.05, and $0.85, respectively).

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

(6)	Expenditures on mining interests includes expenditures incurred at the Company's Camino Rojo gold project

Gold production for the second quarter of 2014 reached a record 167,400 ounces which was 79,300 ounces, or 90%, higher than in the second quarter of 2013, due to 81% higher gold ore grades, 17% higher metallurgical recoveries, and 5% higher mill throughput, partially offset by 33% lower oxide production. Higher ore grades resulted as mining continued in higher grade ore benches at the bottom of Phase 4. Higher metallurgical recoveries were the result of operational improvements in the efficiency of the flotation cell operation. Higher mill throughput resulted from the improved operation of the High Pressure Grinding Rolls and the Augmented Feed circuits. Waste removal was 32% higher in the quarter due to increased stripping activities as a result of increased haulage efficiencies.
All-in sustaining costs for the second quarter of 2014 were $362 per ounce and include by-product cash costs of $124 per ounce, which were $1,122 per ounce and $796 per ounce lower compared to the second quarter of 2013, respectively. The 76% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($1,748 per ounce), lower sustaining capital expenditures ($2

GOLDCORP  |  20

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

4 per ounce), and a weaker Mexican peso ($18 per ounce), partially offset by lower by-product credit sales ($618 per ounce), higher operating costs ($46 per ounce), and higher reclamation accretion expenses ($4 per ounce). Higher operating costs resulted primarily from higher fuel, power, and explosives costs, increased mining contractor costs, increased community payments, and an increase in royalties, partially offset by an increase in capitalized stripping costs in Phase 5 of the Pit in the second quarter of 2014 which is expected to continue for the remainder of 2014. The decrease in sustaining capital expenditures resulted primarily from the completion of certain major construction projects in 2013, partially offset by higher capitalized stripping activities in the second quarter of 2014.
Gold production for the second quarter of 2014 was 37,600 ounces, or 29%, higher than in the first quarter of 2014 due to 3% higher metallurgical recoveries, 9% higher mill throughput, and 32% higher mill grades, partially offset by 44% lower oxide gold production. The decrease in oxide gold production was due to lower oxide tonnes being mined in the three active phases of mining.
All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $9 per ounce and $55 per ounce lower, compared to the first quarter of 2014, respectively. The 2% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($658 per ounce) and lower exploration expenses ($8 per ounce), partially offset by lower by-product credit sales ($538 per ounce), higher sustaining capital expenditures ($110 per ounce), and a stronger Mexican peso ($9 per ounce). Operating costs were comparable to prior quarter as a result of the one-time historical water use payment in the first quarter of 2014 and an increase in capitalized stripping costs in the second quarter of 2014, offset by higher labour and contractor costs, increased community payments, and increased tire and fuel costs. Higher sustaining capital expenditures resulted primarily from the increase in capitalized stripping costs in the second quarter of 2014 ($14 million).
The provisional pricing impact of higher realized gold, lead, and zinc prices during the second quarter of 2014 was a positive $1 million, which primarily related to zinc sales from the first quarter of 2014 that settled in the second quarter of 2014.
Initial permits for the NWF project were received during the second quarter of 2014 allowing construction to commence, as progress continues on activities to address the additional regulatory requirements related to the interconnection with the existing well field. Completion of the NWF project is still anticipated around mid-year 2015. Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational. The studies for the long term tailings facility continued during the second quarter of 2014 and three viable options are being evaluated. Additionally, the existing tailings facility life has been extended to 2018.

Engineering redesign and modification of the Waste Rock Overland Conveyor System, which includes modifications of transfer chutes, is currently underway in order to increase production from the current 3,000 tonnes per hour in order to achieve the original design rate of 8,000 tonnes per hour. It is currently expected that the redesign and modifications will be complete by the end of the third quarter of 2014.

During the second quarter of 2014, Peñasquito progressed with its research and development efforts on two projects to assess the potential for producing a saleable copper concentrate at Peñasquito, the Concentrate Enrichment Project (“CEP”), and to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine of Peñasquito, through addition of another saleable product with the CEP, and increasing gold and silver recoveries from Pyrite Leach. A US Patent for the CEP was filed during the first quarter of 2014.  The CEP and Pyrite Leach projects entered the pre-feasibility study stage during the second quarter of 2014, with expected completion of the pre-feasibility study stage in late 2014 and early 2015, respectively.

The exploration drilling program continued in the second quarter of 2014, completing a total of 7,975 metres drilled. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body and is focused on a 200 metre spaced in-fill program. Current exploration activities continue to focus on in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show low gold and copper grades.

In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land within the confines of the proposed mine site. These lands now include 60% of the mine pit area, the waste rock facility and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements with the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the surface land to be returned to the Cerro Gordo Ejido for payment of 2.4 million Mexican pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the claims. The Cerro Gordo Ejido has appealed the suspension. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling and under this claim a suspension of the agrarian court’s ruling has been issued.

GOLDCORP  |  21

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement.  The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation.  With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required documents to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, and the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Settlement discussions facilitated by the Mexican federal government commenced in June 2014. Goldcorp prefers to resolve this dispute through negotiations with the Cerro Gordo Ejido and believes that with continued discussions a mutually beneficial settlement can be reached.

GOLDCORP  |  22

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore mined	3,472,600	6,877,700	7,579,800	6,805,300	6,526,600
Tonnes of waste removed	6,608,800	10,156,600	10,547,800	11,626,000	11,468,200
Ratio of waste to ore	1.9	1.5	1.4	1.7	1.8
Tonnes of ore processed	3,480,200	6,834,300	8,046,500	6,753,400	6,572,700
Average grade processed (grams/tonne)	0.75	0.72	0.74	0.67	0.70
Average recovery rate (1)	49%	49%	49%	49%	49%
Gold (ounces)
– Produced	48,700	80,000	94,000	73,400	83,500
– Sold	45,700	81,900	88,800	73,600	85,100
Average realized gold price (per ounce)	$1,280	$1,289	$1,263	$1,335	$1,381
Total cash costs – by-product (per ounce)	$778	$638	$637	$640	$624
All-in sustaining costs (per ounce)	$1,077	$805	$860	$891	$1,217
Open-pit mining cost per tonne	$1.65	$1.67	$1.84	$1.77	$1.74
Processing cost per tonne leached	$2.37	$2.15	$2.12	$2.31	$2.74
Financial Data
Revenues	$58	$106	$113	$98	$118
Depreciation and depletion	$12	$16	$17	$13	$17
Earnings from operations	$10	$37	$40	$37	$47
Expenditures for mining interests	$11	$16	$13	$13	$44

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the second quarter of 2014 of 48,700 ounces, was 34,800 ounces, or 42%, lower than in the second quarter of 2013 as a result of a 33 day suspension of process operations from April 1, 2014 to May 5, 2014 when a negotiated settlement with the Carrizalillo Ejido was reached, resulting in a new five-year land occupancy agreement. An additional impact of a 10 day delay occurred in mine operations due to regulatory issues to resume blasting permits after the negotiated settlement was reached.
All-in sustaining costs for the second quarter of 2014 were $1,077 per ounce and include by-product cash costs of $778 per ounce, which were $140 per ounce lower and $154 per ounce higher compared to the second quarter of 2013, respectively. The 12% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditures ($803 per ounce), partially offset by a decrease in gold production ($663 per ounce). The decrease in sustaining capital expenditures is primarily due to mine mobile equipment acquisitions ($19 million) and leach pad construction ($9 million) in the second quarter of 2013.
Gold production for the second quarter of 2014 was 31,300 ounces, or 39%, lower than in the first quarter of 2014 primarily due a decrease of 50% in tonnage processed, driven by April’s operations suspension, partially offset by 4% higher grades.
All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $272 per ounce and $140 per ounce higher compared to the prior quarter, respectively. The 34% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($272 per ounce).
The construction of the expansion phase of the heap leach pad, including additional contingency solution storage capacity, was completed in June 2014. The additional storage represents a 250% increase in contingency pond capacity, which allows for heap leach pad growth while maintaining appropriate containment standards. The exploration program continues to focus on drilling in-fill gaps and converting previous year's addition of inferred mineral resources into reserves at El Bermejal north and the underground mine.

GOLDCORP  |  23

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore mined	476,400	572,900	559,100	587,300	556,000
Tonnes of waste removed	3,343,700	3,062,300	3,379,600	3,121,900	3,030,400
Ratio of waste to ore	7.0	5.3	6.0	5.3	5.5
Tonnes of ore milled	453,700	493,300	461,800	504,500	485,500
Average mill head grade (grams/tonne)	1.21	1.16	1.54	1.40	1.35
Average recovery rate	88%	82%	93%	94%	93%
Gold (ounces)
– Produced	15,600	15,100	21,300	21,400	19,700
– Sold	14,500	12,900	21,200	21,800	22,100
Average realized gold price (per ounce)	$1,291	$1,277	$1,269	$1,334	$1,356
Total cash costs – by-product (per ounce)	$1,011	$994	$850	$751	$890
All-in sustaining costs (per ounce)	$1,234	$1,168	$880	$831	$950
Mining cost per tonne	$1.56	$1.81	$1.97	$1.77	$1.99
Milling cost per tonne	$13.16	$10.75	$13.79	$11.98	$13.11
Financial Data
Revenues	$19	$17	$27	$30	$30
Depreciation and depletion	$4	$4	$8	$9	$9
Earnings (loss) from operations (1)	$(1)	$(1)	$(28)	$2	$—
Expenditures on mining interests	$—	$—	$—	$—	$—

(1)
During the fourth quarter of 2013, the Company recorded impairment charges of $29 million before tax ($20 million after tax) related to El Sauzal as a result of changes in metal price assumptions and the increase in estimated reclamation costs as it approaches the end of its mine life.

In June 2014, the remediation process commenced as part of the activities required for the closure of the El Sauzal mine in 2015. The remediation activities in 2014 will focus on contouring of over-burden dumps, re-vegetation, and final placement of dry stacked tailings.
Gold production for the second quarter of 2014 of 15,600 ounces was 4,100 ounces, or 21%, lower than in the second quarter of 2013, due to 10% lower grades and 5% lower recoveries resulting from the presence of silica encapsulation of gold in the ore and 7% lower ore milled as a result of a 14% decrease in ore mined.
All-in sustaining costs for the second quarter of 2014 were $1,234 per ounce and include by-product cash costs of $1,011 per ounce, which were $284 per ounce and $121 per ounce higher compared to the second quarter of 2013, respectively. The 30% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($504 per ounce) and an increase in reclamation accretion expenses ($132 per ounce), partially offset by lower operating costs ($347 per ounce) and a weaker Mexican peso ($5 per ounce). The decrease in operating costs was primarily due to lower employee and contractors costs and lower consumable and other costs. Reclamation accretion expense increased during the second quarter of 2014 ($2 million) due to the revision of the reclamation and closure cost obligation in the fourth quarter of 2013.
Gold production for the second quarter of 2014 was 500 ounces, or 3%, higher than in the first quarter of 2014, due to 7% higher recoveries and 4% higher grades as expected from stockpiles with ore from Arroyo and Encino pits, partially offset by 8% lower ore tonnes milled.
All-in sustaining costs for the second quarter of 2014, including by-product cash cost, were $66 per ounce and $17 per ounce higher compared to the first quarter of 2014, respectively. The 6% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher operating costs ($117 per ounce), an increase in reclamation accretion expenses ($54 per ounce), an increase in sustaining capital expenditures ($13 per ounce), and a stronger Mexican peso ($6 per ounce), partially offset by higher gold production ($124 per ounce). The increase in operating costs was mainly due to higher employee costs ($1 million) and higher consumable and fuel costs ($2 million).

GOLDCORP  |  24

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore milled	485,400	472,700	491,700	497,800	472,100
Average mill head grade (grams/tonne)
– Gold	2.88	3.15	3.36	3.24	3.44
– Silver	109	132	131	118	127
Average recovery rate
– Gold	97%	97%	97%	96%	96%
– Silver	94%	94%	93%	92%	92%
Produced (ounces)
– Gold	43,500	45,300	52,800	49,400	50,000
– Silver	1,584,400	1,836,000	1,969,100	1,715,000	1,778,000
– Gold Equivalent Ounces (1)	70,300	76,400	87,800	79,900	81,600
Sold (ounces)
– Gold	43,600	41,900	54,700	51,200	50,000
– Silver	1,579,600	1,699,900	2,011,800	1,779,200	1,803,000
Average realized price (per ounce)
– Gold	$1,291	$1,300	$1,260	$1,344	$1,355
– Silver	$19.78	$20.62	$20.63	$21.43	$20.81
Total cash costs – by-product (per ounce) (2)	$525	$277	$159	$259	$260
Total cash costs – co-product (per ounce) (2)	$770	$658	$539	$603	$599
All-in sustaining costs (per ounce)	$981	$809	$515	$635	$729
Mining cost per tonne	$75.39	$70.64	$61.61	$65.96	$62.10
Milling cost per tonne	$25.24	$27.66	$24.11	$25.47	$30.62
Financial Data
Revenues	$88	$89	$111	$107	$105
Depreciation and depletion	$36	$35	$39	$37	$35
Earnings from operations	$(7)	$5	$18	$18	$17
Expenditures on mining interests	$22	$16	$15	$15	$17

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2014 would be $770 per ounce of gold and $13.02 per ounce of silver (2013 – $599 and $11.44, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2014 would be $794 per ounce of gold and $12.36 per ounce of silver (2013 – $645 and $10.14, respectively).

Gold and silver production for the second quarter of 2014 of 43,500 ounces and 1,584,400 ounce was 6,500 ounces, or 13%, and 193,600 ounce, or 11%, lower than in the second quarter of 2013, respectively. The decrease in gold production was due to 16% lower grades partially offset by 3% higher tonnes milled and 1% higher gold recoveries. The decrease in silver production was due to 14% lower silver grades partially offset by 3% higher tonnes milled and 2% higher silver recoveries. The lower gold and silver grades were consistent with the mine plan. Recoveries of gold and silver have increased due to ongoing O4E initiatives.
All-in sustaining costs for the second quarter of 2014 were $981 per ounce and include by-product cash costs of $525 per ounce, which were $252 per ounce and $265 per ounce higher compared to the second quarter of 2013, respectively. The 35% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold production ($216 per ounce), higher operating expenses ($83 per ounce), and lower by-product silver sales credits ($35 per ounce), partially offset by lower sustaining capital expenditures ($71 per ounce) and lower reclamation accretion expenses ($11 per ounce). The increase in operating costs was primarily attributable to the disposal of chemicals no longer used in production during the second quarter of 2014 ($2 million) and higher contractor and labour costs ($3 million), partially offset by

GOLDCORP  |  25

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

lower site costs ($1 million). The decrease in sustaining capital expenditures is primarily due to higher underground equipment purchases in the second quarter of 2013 ($3 million).
Gold and silver production in the second quarter of 2014 was 1,800 ounces, or 4%, and 251,600 ounces, or 14%, lower, respectively, than in the first quarter of 2014. The decrease in gold production was due to 9% lower grades partially offset by 3% higher tonnes milled as planned. The decrease in silver production was due to 17% lower silver grades partially offset by 3% higher tonnes milled as planned.
All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $172 per ounce and $248 per ounce higher compared to the prior quarter, respectively. The 21% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher operating expenses ($172 per ounce) and lower by-product silver sales credits ($122 per ounce), partially offset by higher gold sales volume ($67 per ounce) and lower sustaining capital expenditures ($55 per ounce). The increase in operating costs was primarily attributable to the disposal of chemicals no longer used in production during the second quarter of 2014 ($2 million), an increase in contractor and labour costs ($3 million), higher power costs ($1 million), and higher consumables costs ($1 million). The decrease is sustaining capital expenditures is primarily due to lower mobile equipment purchases than in the first quarter 2014.

GOLDCORP  |  26

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore mined	1,015,800	751,100	591,800	166,800	656,200
Tonnes of ore processed	975,000	751,100	637,100	996,900	831,300
Average grade processed (grams/tonne)	0.72	0.82	0.98	0.63	0.64
Average recovery rate	80%	80%	79%	80%	81%
Gold (ounces)
– Produced	15,000	15,000	10,800	16,700	16,200
– Sold	15,500	13,400	10,600	18,200	15,500
Average realized gold price (per ounce)	$1,298	$1,285	$1,266	$1,310	$1,377
Total cash costs – by-product (per ounce) (1)	$711	$751	$1,092	$980	$808
All-in sustaining costs (per ounce)	$804	$856	$1,411	$1,204	$1,076
Mining cost per tonne	$2.97	$2.98	$3.01	$4.08	$4.04
Processing cost per tonne	$1.33	$1.76	$2.45	$1.56	$1.60
Financial Data
Revenues	$22	$20	$14	$24	$22
Depreciation and depletion	$1	$1	$1	$1	$1
Earnings from operations	$9	$6	$1	$5	$8
Expenditures on mining interests	$1	$1	$1	$4	$5

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues of $2 million for the three months ended June 30, 2014 (six months ended June 30, 2014 – $5 million). If silver were treated as a co-product, average total cash costs at Wharf for the three and six months ended June 30, 2014 would be $757 per ounce and $787 per ounce of gold, respectively, and $12.51 per ounce and $12.98 per ounce of silver, respectively. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three and six months ended June 30, 2014 would be $765 per ounce and $793 per ounce of gold, respectively, and $11.34 per ounce and $12.15 per ounce of silver, respectively.

Gold production for the second quarter of 2014 of 15,000 ounces was 1,200 ounces, or 7%, lower than in the second quarter of 2013 due to timing of metal recovery from the Heap Leach Pads as a result of silver loading in the processing circuit. Tonnes processed increased 17% during the second quarter of 2014 as a result of efficiencies realized throughout the crusher plant and operating protocols implemented as part of the ongoing O4E initiatives. Grades were in line with the mine plan as production was sourced from higher grade benches at the bottom of the American Eagle pit.
All-in sustaining costs for the second quarter of 2014 were $804 per ounce and include by-product cash costs of $711 per ounce, which were $272 per ounce and $97 per ounce lower compared to the second quarter of 2013, respectively. The 25% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower sustaining capital expenditure ($176 per ounce) and higher by-product silver sales credits ($96 per ounce). The decrease in sustaining capital expenditures was primarily attributable to the construction of the highway relocation project in the prior year.
Gold production for the second quarter of 2014 of 15,000 ounces was consistent with the first quarter of 2014. Tonnes processed were 30% higher as result of continued improvements of the crushing circuit and favourable crushing conditions, offset by 12% lower grade as planned.
All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $52 per ounce and $40 per ounce lower compared to the first quarter of 2014, respectively. The 6% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold sales ($147 per ounce), partially offset by lower by-product silver sales credits ($73 per ounce) and higher operating costs ($22 per ounce).

GOLDCORP  |  27

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore mined	1,455,100	1,409,200	3,585,800	2,420,700	1,844,400
Tonnes of waste removed	4,568,200	4,504,600	4,098,200	4,847,400	5,871,700
Ratio of waste to ore	3.1	3.2	1.1	2.0	3.2
Tonnes of ore milled	3,492,300	3,324,400	3,634,800	3,304,300	3,561,700
Average mill head grade
– Gold (grams/tonne)	0.34	0.42	0.40	0.37	0.38
– Copper	0.33%	0.39%	0.43%	0.37%	0.37%
Average recovery rate
– Gold	65%	67%	73%	74%	69%
– Copper	74%	77%	84%	81%	77%
Produced
– Gold (ounces)	25,300	30,300	34,000	28,900	29,900
– Copper (thousands of pounds)	19,300	21,500	28,800	21,400	21,600
– Gold Equivalent Ounces (1)	69,700	79,900	98,000	76,500	77,900
Sold
– Gold (ounces)	17,300	40,500	24,900	32,000	24,200
– Copper (thousands of pounds)	13,000	32,100	20,300	21,800	19,400
Average realized price
– Gold (per ounce)	$1,287	$1,293	$1,249	$1,379	$1,216
– Copper (per pound)	$3.39	$3.09	$3.21	$3.40	$2.63
Total cash costs – by-product (per ounce) (2)	$238	$106	$(558)	$(281)	$299
Total cash costs – co-product (2)	$910	$784	$692	$777	$907
All-in sustaining costs (per gold ounce)	$1,050	$433	$37	$307	$1,140
Mining cost per tonne	$3.45	$3.53	$3.02	$3.17	$3.17
Milling cost per tonne	$6.07	$5.72	$5.80	$6.77	$6.70
Financial Data (3)
Revenues	$67	$146	$95	$119	$81
Depreciation and depletion	$7	$7	$49	$28	$16
Earnings (loss) from operations (4)	$10	$41	$(399)	$25	$3
Expenditures on mining interests	$10	$9	$10	$20	$20

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended June 30, 2014 would be $910 per ounce of gold and $2.56 per pound of copper (2013 – $907 and $2.18, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2014 would be $888 per ounce of gold and $2.63 per pound for copper (2013 – $886 and $2.12, respectively).

(3)
The Company’s 37.5% interest in Alumbrera is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(4)	During the fourth quarter of 2013, the Company recognized an impairment expense of $276 million before tax ($276 million, after tax) in respect of its investment in Alumbrera.

For the three months ended June 30, 2014, the Company's equity earnings from Alumbrera were $6 million (six months ended June 30, 2014 – $18 million). The Company received $33 million of dividends from Alumbrera during the second quarter of 2014 (six months ended June 30, 2014 – $67 million).

GOLDCORP  |  28

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Alumbrera’s gold and copper production in the second quarter of 2014 of 25,300 ounces and 19.3 million pounds was 4,700 ounces, or 15%, and 2.3 million pounds, or 11%, lower, respectively, than in the second quarter of 2013. Gold and copper production decreased due to lower head grades, lower recoveries, and lower ore tonnes milled. Total material mined was 22% lower than the second quarter of 2013 due to narrow shovel loading fronts which affected mine productivity. Gold and copper head grades were 11% lower due to mining from upper levels of Phases 10 and 11 where grades are lower than the south-west corner of Phase 10 which was mined in the second quarter of 2013. Ore milled was 2% lower in the second quarter of 2014 due to processing ore material with higher gypsum content.
All-in sustaining costs for the second quarter of 2014 were $1,050 per ounce and include by-product cash costs of $238 per ounce, which were $90 per ounce and $61 per ounce lower compared to the second quarter of 2013, respectively. The 8% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to a weaker Argentinian Peso as a result of the devaluation in the first quarter of 2014 ($1,112 per ounce), lower sustaining capital expenditures ($548 per ounce), and higher by-product copper sales credits ($291 per ounce), partially offset by lower gold production ($1,374), higher operating expenses ($299 per ounce), and higher reclamation accretion expenses ($188 per ounce). The increase in operating costs and decrease in sustaining capital expenditures were primarily due to lower capitalized stripping activities in the second quarter of 2014 ($12 million).

Goldcorp’s share of Alumbrera’s gold and copper production in the second quarter of 2014 was 5,000 ounces, or 17%, and 2.2 million pounds, or 10%, respectively, lower than in first quarter of 2014. Gold production was lower due to 19% lower grades and 3% lower recoveries, offset by 5% higher tonnes milled. Copper production was lower due to 15% lower grades and 4% lower recoveries, offset by 5% higher tonnes milled. Gold and copper head grades were lower due to mining from upper levels of Phases 10 and 11 where grades are lower than in the lower levels of Phase 10 and 11 which were mined during the first quarter of 2014. Ore milled in the second quarter of 2014 was higher than the first quarter of 2014 due to the processing of higher stockpile levels through the period. In addition, bad weather conditions negatively impacted ore material sent to crusher during the first quarter of 2014.
All-in sustaining costs for the second quarter, including by-product cash costs, were $617 per ounce and $132 per ounce higher compared to the prior quarter, respectively. The 142% increase in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower gold sales ($1,303 per ounce), higher sustaining capital expenditures ($72 per ounce), and higher royalties ($53 per ounce), partially offset by , lower export taxes ($560 per ounce), higher by-product copper sales credits ($227 per ounce), and lower reclamation accretion expenses ($24 per ounce). The lower gold sales in the second quarter of 2014 as compared to the prior quarter was due to the ounces produced in 2013 but not shipped and sold until the first quarter of 2014 as a result of the Typhoon that affected the PASAR refinery in Philippines in November 2013.
The provisional pricing impact of higher realized copper prices during the second quarter of 2014 was a positive $3 million.
In July 2014, Alumbrera terminated its option to acquire Yamana Gold Inc.'s 100% interest in the Agua Rica project in Argentina.

GOLDCORP  |  29

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

	Three months ended
Operating Data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Tonnes of ore mined	2,008,600	2,541,800	1,720,100	672,200	943,700
Tonnes of waste removed	1,492,000	867,000	915,900	186,900	134,400
Ratio of waste to ore	0.74	0.34	0.53	0.28	0.14
Tonnes of ore processed	650,200	653,900	632,400	407,200	443,400
Average grade (grams/tonne)
– Gold	5.47	5.52	5.68	6.23	6.02
– Silver	28.6	29.0	37.7	48.9	40.0
Average recovery rate
– Gold	94%	92%	91%	92%	94%
– Silver	66%	58%	49%	23%	36%
Produced
– Gold (ounces)	107,100	106,200	104,700	75,400	81,000
– Silver (ounces)	392,800	349,100	372,000	137,000	206,800
– Gold Equivalent Ounces (1)	113,700	112,100	111,300	77,800	84,700
Sold
– Gold (ounces)	105,600	115,100	78,000	82,000	71,700
– Silver (ounces)	365,100	379,400	188,800	190,200	135,000
Average realized price
– Gold (per ounce)	$1,286	$1,287	$1,278	$1,318	$1,413
– Silver (per ounce)	$19.50	$20.65	$20.68	$20.89	$23.10
Total cash costs – by-product (per ounce) (2)	$438	$493	$592	$553	$507
Total cash costs – co-product (per ounce) (2)	$478	$532	$614	$576	$531
All-in sustaining costs (per gold ounce)	$618	$628	$688	$690	$739
Mining cost per tonne	$2.38	$2.64	$2.84	$7.01	$4.79
Milling cost per tonne	$56.23	$55.41	$74.30	$90.33	$63.98
Financial Data (3)
Revenues	$143	$156	$103	$112	$105
Depreciation and depletion	$28	$25	$14	$16	$11
Earnings from operations	$71	$66	$43	$46	$52
Expenditures on mining interests	$16	$12	$10	$9	$42

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,300 per ounce of gold; by-product metal prices of $22.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; and $0.90 per pound of lead (2013 – $1,350; $24.00; $3.00; $0.85; and $0.80, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended June 30, 2014 would be $478 per ounce of gold and $8.01 per ounce of silver (2013 – $531 and $9.96, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2014 would be $480 per ounce of gold and $7.32 per ounce of silver (2013 – $534 and $8.72, respectively).

(3)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the three months ended June 30, 2014, the Company's equity earnings from Pueblo Viejo were $45 million (six months ended June 30, 2014 – $76 million), which included a $6 million, net of tax, reversal of impairment charges related to certain power assets held for sale.

Goldcorp's share of Pueblo Viejo's gold and silver production for the second quarter of 2014 of 107,100 ounces and 392,800 ounces was 26,100 ounces, or 32%, and 186,000 ounces, or 90%, respectively, higher than the second quarter of 2013. Gold production was higher primarily due

GOLDCORP  |  30

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

to 47% higher tonnes processed, partially offset by 9% lower gold head grades. Silver production was higher due to the higher tonnage processed and 83% higher silver recoveries, partially offset by 29% lower silver head grades. Tonnes processed were higher due to the completion of autoclave modifications in the second half of 2013 that provided less downtime compared to the second quarter of 2013. Head grades for both gold and silver were lower due to depletion of the high grade, low sulfur stockpile built up during construction which is consistent with the mine plan. The higher silver recoveries resulted from modifications to the heat exchangers in autoclaves 150 and 250 that increased lime boil temperatures.

All-in sustaining costs for the second quarter of 2014 were $618 per ounce and include by-product cash costs of $438 per ounce, which were $121 per ounce and $69 per ounce lower compared to the second quarter of 2013, respectively. The 16% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to higher gold production ($250 per ounce), higher by-product silver sales credits ($24 per ounce), and lower reclamation accretion expenses ($8 per ounce), partially offset by higher sustaining capital expenditures ($30 per ounce) and higher operating expenses ($131 per ounce). The higher operating expenses were primarily attributable to higher labour and contractor costs ($8 million).

Goldcorp´s share of Pueblo Viejo´s gold and silver production in the second quarter of 2014 was 900 ounces, or 1%, and 43,700 or 13% higher, respectively, than in the first quarter of 2014. Gold production was in line with the previous quarter. Silver production was higher due to 14% higher recoveries partially offset by 2% lower head grades.

All-in sustaining costs for the second quarter of 2014, including by-product cash costs, were $10 per ounce and $55 per ounce lower compared to the prior quarter, respectively. The 2% decrease in all-in sustaining costs (inclusive of the by-product cash cost impacts) was due to lower operating expenses ($106 per ounce) and lower reclamation accretion expenses ($5 per ounce), partially offset by lower gold sales ($63 per ounce) and higher sustaining capital expenditures ($38 per ounce). The decrease in operating expenses was primarily attributable to lower site costs ($5 million), lower fuel costs ($2 million), lower power costs ($2 million), lower maintenance and explosive costs ($2 million), and higher capitalized development costs related to stripping activities. The increase in sustaining capital expenditures was primarily attributable to higher capitalized stripping activities in the second quarter of 2014 ($1 million), which is expected to increase in the second half of 2014.

GOLDCORP  |  31

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cerro Negro Project, Argentina
The Cerro Negro project is a high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2013, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves, with no change from December 31, 2012 due to the suspension of exploration activity in the latter part of 2013.
Ore feed was introduced at the process plant on July 15, 2014 and first gold was produced on July 25, 2014. Commercial production continues to be expected in the fourth quarter of 2014. The initial capital cost estimate has been reduced from between $1.6 and $1.8 billion to between $1.6 billion and $1.7 billion. The Company continues to expect gold production of between 130,000 and 180,000 ounces in 2014.
Infrastructure and Construction
At the end of the second quarter of 2014, overall EPCM activities, which includes initial capital scope deferred to 2015, reached 88% completion, with detailed engineering 100% complete at the end of the second quarter of 2014. Progress on activities critical to the production of first gold and commercial production continued in the second quarter of 2014, with:

•	Construction of processing facility scope related to the introduction of "first feed" 99% complete;

•	Construction of the high voltage power line complete, with the first stage of commissioning completed by Transpa, the Argentinean power transportation authority;

•	Construction of the Cerro Negro Substation approximately 92% complete, with the system expected to be completed in the third quarter of 2014;

•	Completion of the tailings line and tailings storage facility; and

•	Successful completion of water testing of the various circuits to capacities equal to design capacity of 4,000 tpd.
Construction continues for certain facilities and infrastructure that are not critical to the achievement of first gold and commercial production. These facilities will be completed in the second half of 2014 or 2015. There were no lost time injuries during the second quarter of 2014 and safety performance continues to improve, with more than 5.0 million consecutive hours without a lost-time accident.

Mine Development
The transition from contractor mining to owner mining was completed in the second quarter of 2014. As expected, the transition reduced development rates in the first quarter of 2014, but productivity improved significantly in the second quarter of 2014.
Production mining is occurring at Eureka, while production mining at Mariana Central is expected to commence in the first quarter of 2015. The small surface mining operation on portions of veins at Eureka continued in the second quarter of 2014. Surface diamond drilling is currently expanding the potential for this to continue and provide supplemental mill ore tonnes. The surface mining operation has contributed to the lower average grade in the stockpile from prior quarters. At the end of the second quarter of 2014, the combined tonnes and grade of ore stockpiles were as follows:

Three Months Ended
Cerro Negro Production (Surface Stockpile)	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013	Cumulative Project to date
Tonnes	121,926	125,200	127,500	67,300	38,700	532,026
Average grade (grams/tonne)
– Gold	7.39	8.27	8.24	11.86	14.23	9.28
– Silver	105.1	132.7	146.7	274.7	262.0	165.4

GOLDCORP  |  32

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Total underground development at Eureka and Mariana Central during the second quarter of 2014 was 2,408 metres, compared to 1,101 metres in the prior quarter. Development activities at Mariana Norte remained suspended as planned. The Company is in the process of remobilization with development expected to commence in the fourth quarter of 2014. Development activity during the quarter was as follows:

Three Months Ended
Development Area (Metres)	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013	Cumulative Project to date
Eureka	1,355	626	966	1,185	1,273	14,098
Mariana Central	1,053	475	684	630	442	4,098
Mariana Norte	—	—	9	337	387	1,224
Total	2,408	1,101	1,659	2,152	2,102	19,420

Exploration
Exploration activities remained suspended during the second quarter of 2014.
Capital Expenditures
At June 30, 2014, total project expenditures and future commitments were $1,621 million, excluding exploration, of which $1,421 million is spent and $200 million is committed. Capital expenditures, including deposits on mining interests and net of capitalized interest, for the three months ended June 30, 2014 were $169 million (six months ended June 30, 2014 – $310 million).

Éléonore Project, Canada
The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2013 were 4.03 million ounces. Gold production from Éléonore following ramp up to full production (currently expected to be the first half of 2018) is expected to be between 575,000 and 625,000 ounces per year.
The initial project capital estimate at Éléonore remains between $1.8 billion and $1.9 billion. First gold production remains on track for the fourth quarter of 2014, with commercial production expected to be achieved in the first quarter of 2015.
Engineering and Construction
Engineering activities are essentially complete with overall surface construction progress at 93% complete at June 30, 2014. Key activities in the second quarter of 2014 included:
Infrastructure:

•	Completed construction of the administration building, garage and warehouse; and

•	Completed commissioning of the Industrial Water Treatment Plant to its design capacity of 26,000 cubic metres per day.

Process Plant:

•	Reached 90% completion on construction of the processing plant;

•	Rotated the Ball Mill on its own power in June;

•	Reached the final stage of equipment installation while piping, electrical, and instrumentation activities were at their peak in all of the ore processing areas; and

•	All major equipment has been received on site.

Tailings Facility:

•	The tailings management facility is now expected to be completed during the third quarter of 2014 after finalizing the installation of the remaining membrane.
Exploration
Exploration activities during the second quarter of 2014 focused on exploration and in-fill drilling in the lower mine area. A total of 22,855 metres of underground diamond drilling was completed in the second quarter of 2014 from working platforms in the exploration ramp and at the 650m level. Currently, five diamond drills are conducting infill and exploration drilling and successfully infilling the lower parts of the mine.
Mine Development
Mine development is on track to meet the current plant start-up schedule. Key activities in the second quarter of 2014 included:

•	The exploration ramp reached 5,007 metres, corresponding to a depth of 733 metres below surface;

•	The production shaft reached a depth of 842 metres;

•	Ore stockpile on surface of 63,000 tonnes;

•	Commissioning of underground ore handling system;

•	First production blast occurred in May; and

•	Commenced development of a new mining horizon in the upper mine.

As of June 30, 2014, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $1,741 million, $1,686 million of which was spent and $55 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended June 30, 2014, amounted to $205 million and $4 million, respectively (six months ended June 30, 2014 – $375 million and $7 million).

Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. The initial capital cost of Cochenour remains unchanged at $496 million. Following ramp-up to full production, forecast annual gold production from Cochenour is expected to be between 225,000 and 250,000 ounces. Inferred resources remained unchanged at 3.25 million ounces at December 31, 2013.
Exploration
Exploration remains a focus as drilling of the deposit continues with seven drills on site with 10,401 metres drilled in the second quarter 2014, and up to nine drills are anticipated by the end of the year. Preliminary results have been consistent with expectations.
Mine Development
At the end of the second quarter of 2014, development of the ramp to the 3540-foot level was 62% complete. The decline to the 4000-foot level will follow the completion of the 3540-foot level ramp development.
Development of the haulage drift, which will connect Red Lake’s underground mine with Cochenour, continued and was 96% complete at June 30, 2014. The integration of Cochenour with the Red Lake operation is critical to planned ramp-up activities. Geotechnical assessments, backfill and material handling studies are the focus in the short-term. In the longer term, efforts will concentrate on infrastructure rationalization and placement. An integration team has been put in place to manage these tasks. During the second quarter of 2014 the Cochenour Closure Plan was approved enabling ventilation tie-in to the surface and ultimately production and receipt of a comprehensive air permit. The project remains on track to produce first ore from production stopes in the third quarter of 2015.
At June 30, 2014, total project expenditures since January 1, 2011, excluding investment tax credits, are $362 million, $354 million of which is spent and $8 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended June 30, 2014 amounted to $23 million (six months ended June 30, 2014 – $49 million). Total project expenditures have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is a gold/copper project in northern Chile. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2013. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through

GOLDCORP  |  33

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.
In October 2013, the environmental authority of the Atacama Region approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”).
Following an unsuccessful attempt to carry out a consultation process with Comunidad Agrícola Los Huasco Altinos (“CAHA”) in compliance with a court decision, ILO Convention N°169, the environmental authority of Third Region, Comisión de Evaluación Ambiental (“CE”), issued an unanimous decision approving the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision was formalized in a new Environmental Assessment Resolution (“RCA”) issued on October 2013 (“RCA 232”). The RCA was challenged before the Court of Appeals of Copiapo by CAHA, other indigenous communities, and several local farmers. The Court of Appeals rejected the claims in a decision dated April, 28 2014. The decision of the Court of Appeals was appealed by CAHA and other Diaguita communities to the Supreme Court, which is expected to render a final decision in these cases by the end of the third quarter of 2014.
All project field construction activities remained suspended pending the outcome of the Supreme Court decision, with current activities focused on community engagement and planning for the 2014/2015 drilling campaign.
At June 30, 2014, total project expenditures were $238 million. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2014 were $3 million (six months ended June 30, 2014 – $7 million).

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position. Successful in-fill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 5.0 million ounces to indicated gold mineral resources and the addition of approximately 5.0 million ounces to inferred gold mineral resources. Gold mineral reserves consist of 1.63 million ounces of oxide material.
The Company is following up on positive exploration results in the sulphide portions of the deposit and now intends to commence a pre-feasibility study before the end of 2014, approximately five months later than expected due to the complexity of metallurgical testing. The pre-feasibility study is expected to be completed in the first quarter of 2016.
Core drilling continued during the second quarter of 2014 to enhance and expand the resource. Metallurgical testing of sulphide, transition and oxide zones continues, and waste rock drainage studies for waste material are in process. The pit stability geotechnical program started in June 2014 and the evaluation of other exploration targets continues.
At June 30, 2014, total project expenditures were $98 million. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2014 amounted to $9 million (six months ended June 30, 2014 – $14 million).

GOLDCORP  |  34

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.
TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

GOLDCORP  |  35

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Continuing operations
Production costs per unaudited condensed interim consolidated financial statements (1)	$506	$524	$1,006	$1,000
Non-cash reclamation and closure cost obligations	(16)	—	(16)	—
Treatment and refining charges on concentrate sales	51	33	93	55
Realized (gains) losses on foreign currency, heating oil and commodity contracts	(1)	(11)	2	(16)
Other	(3)	(6)	(5)	(6)
Consolidated total cash costs	537	540	1,080	1,033
Alumbrera and Pueblo Viejo total cash costs	106	106	279	203
Goldcorp’s share of total cash costs	643	646	1,359	1,236
Goldcorp's share of by-product silver, copper, lead and zinc sales	(342)	(264)	(735)	(545)
Goldcorp’s share of total cash costs (by-product)	$301	$382	$624	$691
Divided by ounces of Goldcorp’s share of gold sold	639,500	601,600	1,301,600	1,165,000
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$470	$636	$479	$593
Including discontinued operation
Goldcorp's share of total cash costs (by-product) from continuing operations	$301	$382	$624	$691
Total cash costs – Marigold	—	21	24	48
Goldcorp's share of total cash costs (by-product) including discontinued operation	$301	$403	$648	$739
Divided by ounces of Goldcorp's share of gold sold	639,500	624,300	1,323,500	1,219,400
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$470	$646	$490	$606

(1)
$17 million and $33 million in royalties are included in production costs for the three and six months ended June 30, 2014, respectively (three and six months ended June 30, 2013 – $12 million and $27 million, respectively).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total co-product cash costs from continuing operations for the three and six months ended June 30, 2014, would be $643 and $652 per ounce of gold, $9.85 and $10.18 per ounce of silver, $2.56 and $2.35 per pound of copper, $0.70 and $0.71 per pound of zinc, and $0.92 and $0.88 per pound of lead, respectively (three and six months ended June 30, 2013 – $702 and $702 per ounce of gold, $14.68 and $15.13 per ounce of silver, $2.18 and $2.24 per pound of copper, $0.77 and $0.79 per pound of zinc, and $0.87 and $0.92 per pound of lead, respectively). Goldcorp's share of total co-product cash costs including discontinued operations for the three and six months ended June 30, 2014, would be $643 and $659 per ounce of gold, $9.85 and $10.18 per ounce of silver, $2.56 and $2.35 per pound of copper, $0.70 and $0.71 per pound of zinc, and $0.92 and $0.88 per pound of lead, respectively (three and six months ended June 30, 2013 – $713 and $710 per ounce of gold, $14.68 and $15.13 per ounce of silver, $2.18 and $2.24 per pound of copper, $0.77 and $0.79 per pound of zinc, and $0.87 and $0.92 per pound of lead, respectively).

GOLDCORP  |  36

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports all-in sustaining costs on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013 (2)	2014	2013 (2)
Continuing operations
Total cash costs (by-product)	$301	$382	$624	$691
Corporate administration	59	63	125	123
Exploration and evaluation costs	6	12	17	25
Reclamation cost accretion and amortization	16	10	33	16
Sustaining capital expenditures	163	255	294	493
Other	—	4	—	4
All-in sustaining costs	$545	$726	$1,093	$1,352
Divided by ounces of Goldcorp's share of gold sold	639,500	601,600	1,301,600	1,165,000
All-in sustaining costs per gold ounce	$852	$1,205	$840	$1,161
Including discontinued operation
All-in sustaining costs from continuing operations	$545	$726	$1,093	1,352
All-in sustaining costs – Marigold	—	41	26	90
All-in sustaining costs – including discontinued operation	545	767	1,119	1,442
Divided by ounces of Goldcorp's share of gold sold	639,500	624,300	1,323,500	1,219,400
All-in sustaining costs per gold ounce – including discontinued operation	$852	$1,227	$846	$1,182
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

GOLDCORP  |  37

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013(2)	2014	2013(2)
Expenditures on mining interests and deposits per unaudited condensed interim consolidated financial statements	$524	$562	$1,018	$1,073
Expenditures on mining interests by Alumbrera and Pueblo Viejo (1)	26	50	47	89
Goldcorp’s share of expenditures on mining interests and deposits	$550	$612	$1,065	$1,162
Sustaining capital expenditures	$163	$255	$294	$493
Project capital expenditures	387	357	771	669
	$550	$612	$1,065	$1,162

(1)
Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the unaudited condensed interim consolidated financial statements.

(2)
During the fourth quarter of 2013, the Company determined that certain capital expenditures incurred at Pueblo Viejo which had previously been included as sustaining capital expenditures met the definition of expansionary capital expenditures for the purposes of calculating all-in sustaining costs. The comparative 2013 quarterly amounts have been restated.

GOLDCORP  |  38

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net earnings (losses) from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net earnings (loss) to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Continuing operations
Net earnings (loss) from continuing operations attributable to shareholders of Goldcorp Inc.	$200	$(1,939)	$294	$(1,640)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations at the Company's inactive and closed sites, net of tax	11	—	11	—
Share of net (earnings) losses of associates, net of tax	(15)	4	(17)	8
Impairment of mining interests, net of tax		1,958	—	1,958
(Gains) losses on available-for-sale securities, net of tax	(4)	9	(3)	12
Gains on derivatives, net of tax	(10)	(16)	(7)	(57)
Gain on disposition of mining interests, net of tax	—	—	(18)	—
Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	(24)	74	82	57
Foreign exchange losses on capital projects	4	22	25	22
Deferred income tax impact on Guatemalan tax election and other	—	—	—	(5)
Total adjusted net earnings	$162	$112	$367	$355
Weighted average shares outstanding (000’s)	812,954	812,043	812,918	811,857
Adjusted net earnings from continuing operations per share	$0.20	$0.14	$0.45	$0.44
Including discontinued operation
Total adjusted net earnings from continuing operations	$162	$112	$367	$355
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	(19)	5	(15)	15
Loss on disposition, net of tax – Marigold	21	—	21	—
Total adjusted net earnings including discontinued operation	$164	$117	$373	$370
Weighted average shares outstanding (000’s)	812,954	812,043	812,918	811,857
Adjusted net earnings per share including discontinued operation	$0.20	$0.14	$0.46	$0.46

GOLDCORP  |  39

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Net cash provided by operating activities of continuing operations	$276	$74	$546	$343
Change in working capital	66	260	23	308
Dividends from associates	(33)	(23)	(67)	(44)
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	68	67	153	148
Goldcorp’s share of adjusted operating cash flows	$377	$378	$655	$755
Including discontinued operation
Adjusted operating cash flows – Marigold	(1)	10	2	33
Goldcorp’s share of adjusted operating cash flows including discontinued operation	$376	$388	$657	$788
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Net cash provided by operating activities of continuing operations	$276	$74	$546	$343
Dividends from associates	(33)	(23)	(67)	(44)
Expenditures on mining interests	(497)	(497)	(963)	(954)
Deposits on mining interests expenditures	(27)	(65)	(55)	(119)
Interest paid	(2)	—	(28)	(9)
Consolidated free cash flows	(283)	(511)	(567)	(783)
Free cash flows provided (used) by Alumbrera and Pueblo Viejo	44	(40)	162	18
Goldcorp’s share of free cash flows	$(239)	$(551)	$(405)	$(765)
Including discontinued operation
Free cash flows – Marigold	(1)	(14)	—	(11)
Goldcorp’s share of free cash flows including discontinued operation	$(240)	$(565)	$(405)	$(776)

GOLDCORP  |  40

Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks is described in note 23 to the Company's consolidated financial statements for the year ended December 31, 2013. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2014, except as noted below:

(i)	Credit risk
On May 16, 2014, Primero repaid the outstanding balance of $28 million on the $50 million 5-year promissory note receivable prior to its maturity date of August 5, 2015.

(ii)	Liquidity risk
On January 9, 2014, the Company negotiated a commitment for a $1.25 billion non-revolving, unsecured term credit facility to fund the acquisition of Osisko Mining Corporation which was canceled on April 23, 2014. There were no amounts drawn under the facility during the period from January 9, 2014 to April 23, 2014.
In February 2014, the second repayment of $53 million was made (Goldcorp's share – $21 million) on the $1.035 billion project financing for Pueblo Viejo (Goldcorp's share – $414 million). On April 26, 2014, the coupon rates of the $400 million tranche and the $260 million tranche of the $1.035 billion project financing were both increased from LIBOR plus 3.25% to LIBOR plus 4.1% in accordance with the terms of the financing agreement between Barrick, the project operator, Goldcorp and the lending syndicate. At June 30, 2014, the outstanding balance of the credit facility was $937 million (Goldcorp's share – $375 million).
On June 9, 2014, the Company issued two tranches of notes totaling $1.0 billion, consisting of $550 million in 7-year notes with a coupon rate of 3.625% and $450 million in 30-year notes with a coupon rate of 5.45%, which mature on June 9, 2021 and June 9, 2044, respectively. The Company received total proceeds from the issuance of $988 million, net of transaction costs. The $1.0 Billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The 2021 Notes and 2044 Notes are callable at any time by the Company prior to maturity, subject to make-whole provisions.
On June 13, 2014, the Company extended its 469 million Argentine peso ($100 million) credit facility with a third party in Argentina for a further 182 days to December 12, 2014. At June 30, 2014, the Company had drawn 220 million Argentine pesos ($27 million) under the credit facility (December 31, 2013 – 220 million Argentine peso ($34 million)) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
During the three months ended June 30, 2014, the Company's Cerro Negro project repaid $31 million of the amount outstanding under the $131 million credit facility with Alumbrera. At June 30, 2014, the outstanding balance under the facility was $100 million (December 31, 2013 – $131 million) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
At June 30, 2014, the Company had an undrawn $2.0 billion revolving credit facility available until until March 6, 2018, which was extended on July 18, 2014 to July 18, 2019. During the three and six months ended June 30, 2014, the Company drew down $475 million and $1.325 billion, respectively, on the credit facility which was partially repaid during the three months ended March 31, 2014 and fully repaid by June 30, 2014. The Company incurred $1.0 million of interest on the amounts drawn during the three and six months ended June 30, 2014.
At June 30, 2014, the Company had letters of credit outstanding and secured deposits in the amount of $475 million (December 31, 2013 – $430 million).

(i)	Currency risk
During the three and six months ended June 30, 2014, the Company recognized a net foreign exchange loss of $6 million and $25 million, respectively (three and six months ended June 30, 2013 – net loss of $25 million and $23 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at June 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $6 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and six months ended June 30, 2014, the Company recognized a net foreign exchange gain of $22 million and a net loss of $83 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred taxes (three and six months ended June 30, 2013 – net loss of $78 million and $58 million, respectively). Based on the Company’s net exposures relating to taxes at June 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $225 million decrease or increase in the Company’s after-tax net earnings, respectively.

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. Detailed discussion of the Company’s risk management process can be found on pages 67 to 69 of our 2013 Annual Report.
Changes in mining or investment policies or shifts in political attitude in Canada, Mexico, Guatemala, Argentina, the Dominican Republic, Chile, and the United States continues to be a key business risk which may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests, fines and penalties. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability. In addition to internal controls, systems and processes, the Company mitigates these risks by building positive, sustainable relationships with local communities, vendors, and local, regional, and federal governments, maintaining ongoing and transparent communication with stakeholders, a commitment to sustainability, and best practices in corporate governance.
OUTSTANDING SHARE DATA
As of July 30, 2014, there were 813 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.
BASIS OF PREPARATION
The Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2013, with the exception of the application of certain new and revised IFRSs issued by the IASB, which were effective from January 1, 2014. These new and revised IFRSs did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2014 are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.
CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the following new interpretation and amendments to existing IFRSs in its unaudited condensed interim consolidated financial statements:

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Levies imposed by governments
IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.
Other Amendments

Certain amendments to IFRSs as issued by the IASB. These amendments did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Regulatory deferral accounts
On January 30, 2014 the IASB issued a new interim standard, IFRS 14 – Regulatory Deferral Accounts ("IFRS 14"). IFRS 14 is intended to enhance the comparability of financial reporting by entities engaged in rate-regulated activities and is effective for annual periods beginning on or after January 1, 2016. IFRS 14 is not expected to be applicable to the Company.
Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

OUTLOOK UPDATE
For 2014, the Company expects to produce between 2.95 and 3.1 million ounces of gold following the divestiture of Marigold and estimates that all-in sustaining costs will be between $950 to $1,000 per ounce. Cash costs are expected to decrease from 2013 levels primarily due to increasing grades and by-product production at Peñasquito, lower costs at Pueblo Viejo, the low cost production from Cerro Negro, and Goldcorp’s continued overall focus on cost efficiencies through the O4E program.
Assumptions used to forecast total cash costs for 2014 include: $20.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; $1.00 per pound of lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at 1.05 and 12.50, respectively, to the US dollar.
Capital expenditures for 2014 are forecasted at approximately $2.3 to $2.4 billion of which approximately 60% is allocated to projects and 40% to operations. Major project capital expenditures in 2014 include approximately $600 million at Cerro Negro, $570 million at Éléonore, $125 million at Cochenour, and $85 million at Camino Rojo. Exploration expenditures in 2014 are expected to amount to approximately $190 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2014. Depreciation, depletion and amortization expense is expected to be approximately $350 per ounce of gold sold due primarily to the impact of the divestiture of Marigold and impairments taken in the fourth quarter of 2013. The Company expects an annual effective tax rate of 26% with an overall 36% effective tax rate for the third and fourth quarters based on the Company's estimated adjusted net earnings excluding the impacts of foreign exchange on deferred tax assets and liabilities and significant non-recurring items.

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

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Second Quarter Report – 2014
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Mineral reserves and mineral resources for the Company's material mineral properties contained in this MD&A was reviewed and approved by:

•	Sophie Bergeron, Eng., in the case of the Cerro Negro project;

•	Denis Fleury, Eng., in the case of the Éléonore project; and

•	Chris Osiowy, P. Geo., in the case of the Cochenour project.

Each of the foregoing individuals is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2013 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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